

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2015

<u>Via Email</u>
Ryan Faulkingham
Chief Financial Officer
Compass Group Diversified Holdings LLC
61 Wilton Road, Second Floor
Westport, Connecticut 06880

> **Re:** **Compass Group Diversified Holdings LLC**
> **Form 10-K for the year ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 001-34927**

Dear Mr. Faulkingham:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2014</u>

<u>Note B. Summary of Significant Accounting Policies</u>

<u>Deconsolidation of FOX, page F-10</u>

1. We note that in connection with the deconsolidation of FOX in July 2014 you recognized a total gain of $264.3 million, consisting of a gain of approximately $76.2 million related to the shares that were sold in connection with the FOX Secondary Offering, and a gain of approximately $188.0 million related to the Company's retained interest in FOX. Please provide us details of how you calculated this gain. Specifically, in light of the fact that you received $65.5 million of net proceeds from the sale of shares in the Secondary Offering, please tell us how you recognized a gain of $76.2 million related to these shares.

<u>Note L. Income Taxes, page F-36</u>

2. Please revise to disclose the components of income before income taxes as either domestic or foreign. See guidance in Rule 4-08(h) of Regulation S-X. Also, we note that in your reconciliation between the federal statutory rate and the effective income tax rate disclosed in Note L, foreign and state income taxes are combined in one line item. Please note that if either of these items (foreign income taxes or state income taxes) affect the statutory tax rate by more than 5% (either positively or negatively) they should be separately presented on the reconciliation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Accounting Branch Chief